Sub-Item 77Q1(a)

                               AMENDMENT NO. 2 TO
                           AMENDED AND RESTATED BYLAWS
                          OF AIM COUNSELOR SERIES TRUST

                        Adopted effective March 23, 2007



The Amended and Restated Bylaws of AIM Counselor Series Trust (the "Trust"), adopted effective September 14, 2005, (the "Bylaws"), are hereby amended as follows:

         1. Article III, Section 14 is hereby amended and restated to read in its entirety as follows:



         "Section 14. Authorized Signatories. Unless a specific officer is otherwise designated in these Bylaws or in a resolution adopted by the Board of Trustees, the proper officers of the Trust for executing agreements, documents and instruments other than Internal Revenue Service forms shall be the Principal Executive Officer, the President, any Vice President, the Principal Financial Officer, the Chief Legal Officer, the Chief Compliance Officer, the Senior Officer, the Treasurer, the Secretary, the Anti-Money Laundering Compliance Officer, any Assistant Vice President, any Assistant Treasurer or any Assistant Secretary. Unless a specific officer is otherwise designated in these Bylaws or in a resolution adopted by the Board of Trustees, the proper officers of the Trust for executing any and all Internal Revenue Service forms shall be the Principal Executive Officer, the President, any Vice President, the Principal Financial Officer, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary."